UNITED STATES
                         SECURITIES AND EXCHANGE COMMISSION
                               Washington, D.C.  20549


                                    SCHEDULE 13D


                      Under the Securities Exchange Act of 1934

                                 (Amendment No. 1)*


                                IONICS, INCORPORATED
                                  (Name of Issuer)
                           Common Stock, Par Value $1.00
                           (Title of Class of Securities)

                                     462218-10-8
                                   (CUSIP Number)

                             Gordon H. Hayes, Esq., Jr.
                             Testa, Hurwitz & Thibeault
          Exchange Place, 53 State Street, Boston, MA 02109 (617) 248-7000
              (Name, Address and Telephone Number of Person Authorized
                       to Receive Notices and Communications)

                                    June 22, 1994
               (Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box ___
                                                                    /__ /.

                                                                   ___
Check the following box if a fee is being paid with the statement /__ /. (A fee is not required only if the reporting person: (1) has a previous statement on file reporting beneficial ownership of more than five percent of the class of securities described in Item 1; and (2) has filed no amendment subsequent thereto reporting beneficial ownership of five percent or less of such class.) (See Rule 13d-7.)

Note: Six copies of this statement, including all exhibits, should be filed with the Commission. See Rule 13d-1(a) for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 462218-10-8                13D                   Page 2 of 32 Pages

______________________________________________________________________________
1.  NAME OF REPORTING PERSON
    S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

    Savena Trust
_______________________________________________________________________________
2.  CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*            __
                                                           (a)  /  /

                                                           (b) /x /

______________________________________________________________________________
3.  SEC USE ONLY

______________________________________________________________________________
4.  SOURCE OF FUNDS*
    BK
______________________________________________________________________________
5.  CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO  ___
    ITEMS 2(d) or 2(e)                                                   /  /
______________________________________________________________________________
6.  CITIZENSHIP OR PLACE OF ORGANIZATION
    Liechtenstein
______________________________________________________________________________
                   7.  SOLE VOTING POWER                        331,000
  NUMBER OF        _________________________________________________________
  SHARES           8.  SHARED VOTING POWER
  BENEFICIALLY           -0-
   OWNED BY
    EACH           ___________________________________________________________
  REPORTING        9.  SOLE DISPOSITIVE POWER
   PERSON               331,000
   WITH
                   ___________________________________________________________
                   10.  SHARED DISPOSITIVE POWER
                       -0-

______________________________________________________________________________
11. AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 588,963 (includes 6,000 shares subject to presently exercisable options, 170,963 shares held in trust for the benefit of another Reporting Person and 81,000 shares held in a fiduciary capacity for such other Reporting Person)
______________________________________________________________________________
12. CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES* ___
                                                                          /  /
______________________________________________________________________________
13. PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
            8.47%
______________________________________________________________________________
14. TYPE OF REPORTING PERSON*
            00 - Trust
_____________________________________________________________________________
        *SEE INSTRUCTION BEFORE FILLING OUT!
         INCLUDES BOTH SIDES OF THE COVER PAGE, RESPONSES TO ITEMS 1-7 (INCLUDING EXHIBITS) OF THE SCHEDULE, AND THE SIGNATURE ATTESTATION.

CUSIP No. 462218-10-8                13D                   Page 3 of 32 Pages

______________________________________________________________________________
1.  NAME OF REPORTING PERSON
    S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

    Philora Trust
_______________________________________________________________________________
2.  CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*           __
                                                           (a) /  /
                                                                __
                                                           (b) /x /

______________________________________________________________________________
3.  SEC USE ONLY

______________________________________________________________________________
4.  SOURCE OF FUNDS*
    PF
______________________________________________________________________________
5. CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ___ ITEMS 2(d) or 2(e)
______________________________________________________________________________
6.  CITIZENSHIP OF PLACE OF ORGANIZATION
    Liechtenstein
______________________________________________________________________________
                   7.   SOLE VOTING POWER
                        170,963

 NUMBER OF         ___________________________________________________________
  SHARES           8.   SHARED VOTING POWER
BENEFICIALLY            -0-
 OWNED BY
   EACH            ___________________________________________________________
 REPORTING         9.   SOLE DISPOSITIVE POWER
  PERSON                170,963
   WITH
                   ___________________________________________________________
                  10.   SHARED DISPOSITIVE POWER
                        -0-

______________________________________________________________________________
11. AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 588,963 (includes 6,000 shares subject to presently exercisable options, 331,000 shares held in trust for the benefit of another Reporting Person and 81,000 shares held in a fiduciary capacity for another Reporting Person)
______________________________________________________________________________
12. CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES* ___
                                                                          /__/
______________________________________________________________________________
13. PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
    8.47%
______________________________________________________________________________
14. TYPE OF REPORTING PERSON*
    00 - Trust
______________________________________________________________________________
                     *SEE INSTRUCTION BEFORE FILLING OUT!
         INCLUDES BOTH SIDES OF THE COVER PAGE, RESPONSES TO ITEMS 1-7 (INCLUDING EXHIBITS) OF THE SCHEDULE, AND THE SIGNATURE ATTESTATION.

CUSIP No. 462218-10-8                13D                   Page 4 of 32 Pages

______________________________________________________________________________
1.  NAME OF REPORTING PERSON
    S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

    Alfred Bietenholz, Trustee of Savena Trust and Philora Trust
_______________________________________________________________________________
2.  CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*                   __
                                                                   (a) /  /
                                                                        __
                                                                   (b) /x /

______________________________________________________________________________
3.  SEC USE ONLY

______________________________________________________________________________
4.  SOURCE OF FUNDS*
    00
______________________________________________________________________________
5.  CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO  ___
    ITEMS 2(d) or 2(e)                                                   /__/
______________________________________________________________________________
6.  CITIZENSHIP OF PLACE OF ORGANIZATION
    Switzerland
______________________________________________________________________________
                   7.   SOLE VOTING POWER
                        -0-

 NUMBER OF         ___________________________________________________________
  SHARES           8. SHARED VOTING POWER
BENEFICIALLY          331,000 (shared with the other trustees of Savena Trust)
 OWNED BY             170,963 (shared with the other trustees of Philora Trust)
   EACH            ___________________________________________________________
 REPORTING         9.   SOLE DISPOSITIVE POWER
  PERSON                -0-
   WITH
                   ___________________________________________________________
                  10. SHARED DISPOSITIVE POWER
                      331,000 (shared with the other trustees of Savena Trust)
                      170,963 (shared with the other trustees of Philora Trust)
______________________________________________________________________________
11. AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 588,963 (includes 6,000 shares subject to presently exercisable options and 81,000 shares held in a fiduciary capacity for another Reporting Person)
______________________________________________________________________________
12. CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES* ___
                                                                          /__/
______________________________________________________________________________
13. PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
    8.47%
______________________________________________________________________________
14. TYPE OF REPORTING PERSON*
    00 -  Trustee
______________________________________________________________________________
                     *SEE INSTRUCTION BEFORE FILLING OUT!
         INCLUDES BOTH SIDES OF THE COVER PAGE, RESPONSES TO ITEMS 1-7 (INCLUDING EXHIBITS) OF THE SCHEDULE, AND THE SIGNATURE ATTESTATION.

CUSIP No. 462218-10-8                13D                   Page 5 of 32 Pages

______________________________________________________________________________
1.  NAME OF REPORTING PERSON
    S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

    Interfiducia Trust Reg., Trustee of Savena Trust and Philora Trust
_______________________________________________________________________________
2.  CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*                   __
                                                                   (a) /  /
                                                                        __
                                                                   (b) /x /

______________________________________________________________________________
3.  SEC USE ONLY

______________________________________________________________________________
4.  SOURCE OF FUNDS*
    00
______________________________________________________________________________
5.  CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO  ___
    ITEMS 2(d) or 2(e)                                                   /__/
______________________________________________________________________________
6.  CITIZENSHIP OF PLACE OF ORGANIZATION
    Liechtenstein
______________________________________________________________________________
                  7.  SOLE VOTING POWER
                      -0-

 NUMBER OF        ___________________________________________________________
  SHARES          8.  SHARED VOTING POWER
BENEFICIALLY          331,000 (shared with the other trustees of Savena Trust)
 OWNED BY             170,963 (shares with the other trustees of Philora Trust)
   EACH           ___________________________________________________________
 REPORTING        9.  SOLE DISPOSITIVE POWER
  PERSON              -0-
   WITH
                  ___________________________________________________________
                  10.  SHARED DISPOSITIVE POWER
                       331,000 (shared with the other trustees of Savena Trust) 170,963 (shared with the other trustees of Philora Trust)
______________________________________________________________________________
11. AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 588,963 (includes 6,000 shares subject to presently exercisable options and 81,000 shares held in a fiduciary capacity for such other Reporting Person)
______________________________________________________________________________
12. CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES* ___
                                                                          /__/
______________________________________________________________________________
13. PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
    8.47%
______________________________________________________________________________
14. TYPE OF REPORTING PERSON*
    00 - Trustee
______________________________________________________________________________
                     *SEE INSTRUCTION BEFORE FILLING OUT!
         INCLUDES BOTH SIDES OF THE COVER PAGE, RESPONSES TO ITEMS 1-7 (INCLUDING EXHIBITS) OF THE SCHEDULE, AND THE SIGNATURE ATTESTATION.

CUSIP No. 462218-10-8                13D                   Page 6 of 32 Pages

______________________________________________________________________________
1.  NAME OF REPORTING PERSON
    S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

    Alex Fischer, Trustee of Savena Trust and Philora Trust
_______________________________________________________________________________
2.  CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*                   __
                                                                   (a) /  /
                                                                        __
                                                                   (b) /x /

______________________________________________________________________________
3.  SEC USE ONLY

______________________________________________________________________________
4.  SOURCE OF FUNDS*
    00
______________________________________________________________________________
5.  CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO  ___
    ITEMS 2(d) or 2(e)                                                   /__/
______________________________________________________________________________
6.  CITIZENSHIP OF PLACE OF ORGANIZATION
    Switzerland
______________________________________________________________________________
                   7. SOLE VOTING POWER
                      -0-

 NUMBER OF         ___________________________________________________________
  SHARES           8. SHARED VOTING POWER
BENEFICIALLY          331,000 (shared with the other trustees of Savena Trust)
 OWNED BY             170,963 (shared wit the other trustees of Philora Trust)
   EACH            ___________________________________________________________
 REPORTING         9. SOLE DISPOSITIVE POWER
  PERSON              -0-
   WITH
                   ___________________________________________________________
                  10. SHARED DISPOSITIVE POWER
                      331,000 (shared with the other trustees of Savena Trust)
                      170,963 (shared with the other trustees of Philora Trust)
______________________________________________________________________________
11. AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 588,963 (includes 6,000 shares subject to presently exercisable options and 81,000 shares held in a fiduciary capacity for another Reporting Person)
______________________________________________________________________________
12. CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES* ___
                                                                          /__/
______________________________________________________________________________
13. PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
    8.47%
______________________________________________________________________________
14. TYPE OF REPORTING PERSON*
    00 - Trustee
______________________________________________________________________________
                     *SEE INSTRUCTION BEFORE FILLING OUT!
         INCLUDES BOTH SIDES OF THE COVER PAGE, RESPONSES TO ITEMS 1-7 (INCLUDING EXHIBITS) OF THE SCHEDULE, AND THE SIGNATURE ATTESTATION.

CUSIP No. 462218-10-8                13D                   Page 7 of 32 Pages

______________________________________________________________________________
1.  NAME OF REPORTING PERSON
    S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

    Arnaud de Vitry d'Avaucourt
_______________________________________________________________________________
2.  CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*                   __
                                                                   (a) /  /
                                                                       __
                                                                  (b) /x /

______________________________________________________________________________
3.  SEC USE ONLY

______________________________________________________________________________
4.  SOURCE OF FUNDS*
    00
______________________________________________________________________________
5.  CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO  ___
    ITEMS 2(d) or 2(e)                                                   /__/
______________________________________________________________________________
6.  CITIZENSHIP OF PLACE OF ORGANIZATION
    France
______________________________________________________________________________
                   7.   SOLE VOTING POWER
                        6,000 (representing shares subject to presently
                        exercisable options)
 NUMBER OF         ___________________________________________________________
  SHARES           8.   SHARED VOTING POWER
BENEFICIALLY            -0-
 OWNED BY
   EACH            ___________________________________________________________
 REPORTING         9.   SOLE DISPOSITIVE POWER
  PERSON                6,000 (representing shares subject to presently
   WITH                 exercisable options)
                  ___________________________________________________________
                  10.   SHARED DISPOSITIVE POWER
                        81,000

_____________________________________________________________________________
11. AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 588,963 (includes 331,000 shares held in trust for the benefit of this Reporting Person, 170,963 shares held in trust for the benefit of another Reporting Person and 81,000 shares held in fiduciary capacity for such other Reporting Person)
______________________________________________________________________________
12. CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES* ___
                                                                          /__/
______________________________________________________________________________
13. PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
    8.47%
______________________________________________________________________________
14. TYPE OF REPORTING PERSON*
    IN
______________________________________________________________________________
                     *SEE INSTRUCTION BEFORE FILLING OUT!
         INCLUDES BOTH SIDES OF THE COVER PAGE, RESPONSES TO ITEMS 1-7 (INCLUDING EXHIBITS) OF THE SCHEDULE, AND THE SIGNATURE ATTESTATION.

CUSIP No. 462218-10-8                13D                   Page 8 of 32 Pages

______________________________________________________________________________
1.  NAME OF REPORTING PERSON
    S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

    Henriette de Vitry d'Avaucourt
_______________________________________________________________________________
2.  CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*                   __
                                                                   (a) /  /
                                                                        __
                                                                   (b) /x /

______________________________________________________________________________
3.  SEC USE ONLY

______________________________________________________________________________
4.  SOURCE OF FUNDS*
    PF
______________________________________________________________________________
5.  CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO  ___
    ITEMS 2(d) or 2(e)                                                   /__/
______________________________________________________________________________
6.  CITIZENSHIP OF PLACE OF ORGANIZATION
    France
______________________________________________________________________________
                   7.   SOLE VOTING POWER
                        81,000

 NUMBER OF         ___________________________________________________________
  SHARES           8.   SHARED VOTING POWER
BENEFICIALLY            -0-
 OWNED BY
   EACH            ___________________________________________________________
 REPORTING         9.   SOLE DISPOSITIVE POWER
  PERSON                -0-
   WITH
                   ___________________________________________________________
                   10.  SHARED DISPOSITIVE POWER
                        81,000

_____________________________________________________________________________
11. AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 588,963 (includes 6,000 shares subject to presently exercisable options, 170,963 shares held in trust for the benefit of this Reporting Person and 331,000 shares held in trust for the benefit of another Reporting Person)
______________________________________________________________________________
12. CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*___
                                                                         /__ /
______________________________________________________________________________
13. PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
    8.47%
______________________________________________________________________________
14. TYPE OF REPORTING PERSON*
    IN
______________________________________________________________________________
                     *SEE INSTRUCTION BEFORE FILLING OUT!
         INCLUDES BOTH SIDES OF THE COVER PAGE, RESPONSES TO ITEMS 1-7 (INCLUDING EXHIBITS) OF THE SCHEDULE, AND THE SIGNATURE ATTESTATION.

            This Amendment No. 1 ("Amendment No. 1") is being filed by
        (i) the Savena Trust, a trust organized under the laws of Liechtenstein (the "Savena Trust"), whose trustees are Dr. Alfred Bietenholz ("Bietenholz"), Alex Fischer ("Fischer") and the Interfiducia Trust Reg. ("Interfiducia"); (ii) the Philora Trust, a trust organized under the laws of Liechtenstein (the "Philora Trust"), whose trustees are Bietenholz, Fischer and Interfiducia;
        (iii) Arnaud de Vitry d'Avaucourt ("Mr. de Vitry");
        (iv) Henriette de Vitry d'Avaucourt ("Mrs. de Vitry");
        (v) Bietenholz; (vi) Fischer; and (vii) Interfiducia (all of the foregoing, collectively, the "Reporting Persons"). Amendment
        No. 1 amends and supplements the Statement on Schedule 13D (the "Statement") dated August 15, 1988, relating to the Common Stock, par value $1.00 per share (the "Common Stock"), of Ionics, Incorporated, a Massachusetts corporation (the "Company"), which has its principal executive offices at 65 Grove Street, Watertown, Massachusetts 02172. All terms used herein, unless otherwise defined, have the same meaning herein as in the Statement.

            Pursuant to Item 101(a)(2)(ii) of Regulation S-T, the text of the Statement has been amended and restated in its entirety.
        Only the cover pages and Items 2, 3, 5 & 7 are being amended and restated by this Amendment No. 1. This filing is being made to identify an additional trustee of the Savena and Philora Trusts and to disclose the sale of an aggregate of 138,000 shares of the Company's Common Stock by the Savena Trust and Mrs. de Vitry.
        The share totals in cover pages 2-8 have been amended and restated to reflect these changes in ownership.

            Item 1.   Security and Issuer.

            Common Stock, $1.00 par value per share of Ionics, Incorporated, a Massachusetts corporation. The address of the issuer's principal executive office is 65 Grove Street, Watertown, MA 02172.

            Item 2.   Identity and Background.

         I.      a)   Savena Trust.

                 b)   8 Elizabethen Strasse,
                           4010, Basel, Switzerland, CH

                 c) The Savena Trust is a trust created under the laws of Liechtenstein, the principal indirect beneficiary of which is Arnaud de Vitry d'Avaucourt. Both Mr. and Mrs. de Vitry d'Avaucourt disclaim beneficial ownership of the 331,000 shares held by the Savena Trust.

                 d)   Criminal proceedings -- not applicable.

                 e)   Civil proceedings -- not applicable.

                 f)   Place of Organization -- Liechtenstein.

                               Page 9 of 32 Pages

        II.      a)   Philora Trust.

                 b)   8 Elizabethen Strasse,
                      4010, Basel, Switzerland, CH

                 c) The Philora Trust is a trust created under the laws of Liechtenstein, the principal indirect beneficiary of which is Henriette de Vitry d'Avaucourt. Both Mr. and Mrs. de Vitry d'Avaucourt disclaim beneficial ownership of the 170,963 shares held by the Philora Trust.

                 d)   Criminal proceedings -- not applicable.

                 e)   Civil proceedings -- not applicable.

                 f)   Place of Organization -- Liechtenstein.

        III. The present individual trustees of both the Savena Trust and the Philora Trust are as follows:

            1.   a)   Alfred Bietenholz

                 b)   8 Elizabethen Strasse,
                      4010, Basel, Switzerland, CH

                 c) Self-employed attorney practicing in Basel, Switzerland at the business address listed at III
                      (1)(b) above.

                  d)  Criminal proceedings -- none.

                  e)  Civil proceedings -- none.

                  f)  Citizenship -- Switzerland.

            2.    a)  Interfiducia Trust Reg.

                  b)  Post Office Box 344
                      FL-9490 Vaduz, Liechtenstein

                  c) The Interfiducia Trust Reg. is a trust created under the laws of Liechtenstein.

                  d)  Criminal proceedings -- none.

                  e)  Civil proceedings -- none.

                  f)  Citizenship -- Liechtenstein.

            3.    a)  Alex Fischer

                  b)  8 Elizabethen Strasse,
                      4010, Basel, Switzerland, CH

                               Page 10 of 32 Pages

                  c) Self-employed attorney practicing in Basel, Switzerland at the business address listed at (b) above.

                  d)  Criminal proceedings -- none.

                  e)  Civil proceedings -- none.

                  f)  Citizenship -- Switzerland.

         IV.      a)  Arnaud de Vitry d'Avaucourt

                  b)  41, Rue de l'Universite, 75007, Paris, France.

                  c) Mr. de Vitry d'Avaucourt is Chairman of the Board, Eureka (SICAV) Paris, a French investment firm. Mr. de Vitry d'Avaucourt's address is 41, Rue de l'Universite, 75007, Paris, France.

                  d)  Criminal proceedings -- none.

                  e)  Civil proceedings -- none.

                  f)  Citizenship -- France.

          V.      a)  Henriette de Vitry d'Avaucourt

                  b)  41, Rue de l'Universite, 75007, Paris, France.

                  c) Mrs. de Vitry d'Avaucourt is engaged in the practice of psychoanalysis. Mrs. de Vitry d'Avaucourt's address is 41, Rue de l'Universite, 75007, Paris, France.

                  d)  Criminal proceedings -- none.

                  e)  Civil proceedings -- none.

                  f)  Citizenship -- France.

            Item 3.   Source and Amount of Funds or Other Considerations.

            The Savena Trust acquired 400,000 shares of Common Stock, $1.00 par value per share, of the Company on August 15, 1988 in a private transaction with the Company for an aggregate purchase price of $8,000,000. The funds for such purchase were borrowed by Savena Trust from Bank Dreyfus & Sons of Basel, Switzerland pursuant to a letter agreement and general pledge agreement each dated August 10, 1988. Copies of such agreements are appended hereto as Exhibit 5.

                               Page 11 of 32 Pages

            Prior to the acquisition of the Shares which constitutes the event requiring the filing of this Statement, the Philora Trust acquired 149,963 shares of the Company's Common Stock on May 18, 1988, for an aggregate purchase price of $2,268,190.38 (with respect to which purchase reference is hereby made to the
        Schedule 13D dated May 18, 1988 to which attention is directed for additional information concerning such acquisition) and 15,000 shares on June 16, 1988 for an aggregate purchase price of $279,375.00. Funds held by the Philora Trust were the source of funds for both such purchases. Previously, the Philora Trust had acquired 4,000 (6,000 post-split) shares of the Company's Common Stock.

            On December 27, 1984, 100,000 (150,000 post-split) additional shares of Common Stock of the Company were acquired by Mrs. de Vitry in a private transaction with the Company for an aggregate purchase price of $2,400,000. Such shares are currently held in nominee name by a French financial institution in a fiduciary capacity for the benefit of Mrs. de Vitry. Personal funds of Mrs. de Vitry were the source of funds for such purchase.

            This Amendment No. 1 is being filed in order to disclose a decrease in the ownership of shares of Common Stock of the Company by certain of the Reporting Persons as a net result of the following transactions: (i) the sale by the Savena Trust of 69,000 shares; (ii) the sale by Mrs. de Vitry of 69,000 shares; and (iii) the grant and vesting of 3,000 additional shares subject to presently exercisable stock options held by Mr. de Vitry.

            Item 4.   Purpose of Transaction.

            The Shares purchased on August 15, 1988 were acquired by the Savena Trust for investment purposes.

            The stock purchase agreement pursuant to which the Savena Trust acquired 400,000 shares on August 15, 1988, provides that without the prior written consent of the Company, neither the Savena Trust not Mr. or Mrs. de Vitry, nor any trust for the benefit of either of them, or any affiliate will acquire, offer or propose to acquire or agree to acquire, directly or indirectly, by purchase or otherwise, any other shares of Common Stock of the Company, or direct or indirect rights or options to acquire (through purchase, exchange, conversion or otherwise) such stock, if immediately after any such acquisition, the Savena Trust would beneficially own, in the aggregate, shares of such Common Stock (subject to certain exceptions) representing more than 17.6% of the shares of Common Stock of the Company then outstanding. The foregoing summary of a portion of the stock purchase agreement does not purport to be complete and is qualified by reference to the entire text of the agreement which is appended hereto as Exhibit 2.

                               Page 12 of 32 Pages

            Pursuant to the terms of a separate letter agreement, the terms of an earlier stock purchase agreement dated May 16, 1988 between the Company and the Philora Trust were amended to provide that the Philora Trust and certain other parties would not beneficially own more than 17.6% of the shares of Common Stock of the Company then outstanding. The foregoing summary of a portion of the letter agreement and the stock purchase agreement dated May 16, 1988 does not purport to be complete and is qualified by reference to the entire text of the agreements which are appended hereto as Exhibits 3 and 4.

            Neither the Savena Trust nor any of the other Reporting Persons has any present plans or proposals to acquire additional securities of the Company or to dispose of securities of the Company currently held, or to effect substantial changes in the business, organization, form or control of the Company.

            Item 5.   Interest in Securities of the Issuer.

            As of June 22, 1994, the Reporting Persons making this filing may collectively be deemed to beneficially own (as that term is defined in Rule 13d-3 under the Act), 588,963 shares of Common Stock of the Company, which represents approximately 8.47% of the outstanding shares of Common Stock of the Company based on a total of 6,949,556 shares of the Company's Common Stock outstanding as of March 31, 1994, as disclosed by the Company.

            Under the Savena Trust instrument, the trustees of the Savena Trust have sole power to vote or direct the vote of all 331,000 shares held by the Savena Trust and sole power to dispose or direct the disposition of all such shares. Each individual trustee listed in Item 2 may be deemed to share power with each other such trustee (i) to vote or direct the vote of all 331,000 shares held by the Savena Trust and (ii) to dispose or direct the disposition of all such shares. Accordingly, Mr. and Mrs. de Vitry each individually disclaims beneficial ownership of all shares held by the Savena Trust.

            Under the Philora Trust instrument, the trustees of the Philora Trust have sole power to vote or direct the vote of all 170,963 shares held by the Philora Trust and sole power to dispose or direct the disposition of all such shares. The individual trustees of such trust may be deemed to share power with each other such trustee (i) to vote or direct the vote of all 170,963 shares held by the trust and (ii) to dispose or direct the disposition of all such shares. Accordingly, Mr. and Mrs. de Vitry each individually disclaims beneficial ownership of all shares held by the Philora Trust.

            Since the individual trustees of the Savena Trust and the Philora Trust are the same persons or entities, each such trustee may be deemed to share power with the other trustee (i) to vote or direct the vote of the aggregate of 501,963 shares held by the

                               Page 13 of 32 Pages

        Savena Trust and the Philora Trust and (ii) to dispose or direct the disposition of all such shares.

            Mr. de Vitry may be deemed to beneficially own 87,000 shares of the Company's Common Stock. Such shares represent approximately 1.25% of the Company's outstanding shares, based on 6,949,556 shares outstanding as of March 31, 1994. Mr. de Vitry may be deemed to have sole power to vote or direct the vote and sole power to dispose or direct the disposition of 6,000 such shares subject to presently exercisable options. He also shares with his wife the power to dispose or direct the disposition of the remaining 81,000 shares held by a French financial institution in a fiduciary capacity for Mrs. de Vitry, and accordingly may be deemed to beneficially own such 81,000 shares.

            Mrs. de Vitry may be deemed to beneficially own the 81,000 shares of the Company's Common Stock held by a French financial institution in a fiduciary capacity for her over which she shares dispositive power with her husband and has sole voting power. Such shares represent approximately 1.16% of the outstanding shares.

            On June 22, 1994, the Savena Trust sold 69,000 shares at a price of $44.13 per share (exclusive of sales commissions) in a block-trade transaction.

            Item 6.   Contracts, Arrangements, Understandings or
                      Relationships with Respect to Securities of the Issuer.

            Arnaud de Vitry d'Avaucourt has been a member of the Company's Board of Directors since March of 1964 and is the principal indirect beneficiary of the Savena Trust.

            Henriette de Vitry d'Avaucourt is the wife of Arnaud de Vitry d'Avaucourt and is the principal indirect beneficiary of the Philora Trust as well as the beneficial owner of 81,000 shares held by a French financial institution in a fiduciary capacity for her.

            The Company sold the Shares to the Savena Trust pursuant to the terms of a stock purchase agreement between the Company and the Savena Trust dated August 15, 1988 (the "Stock Purchase Agreement"), a copy of which is appended hereto as Exhibit 2.

            Pursuant to the terms of the Stock Purchase Agreement, the Savena Trust has acquired shares which are not registered under the Securities Act of 1933, as amended (the "1933 Act"). The Stock Purchase Agreement confers on the Savena Trust certain rights to cause the Company to register the Shares under the 1933 Act.

                               Page 14 of 32 Pages

            The Stock Purchase Agreement provides that the Company shall have an option for five business days after written notice from the Savena Trust to purchase all or a portion of the Shares proposed to be sold by the Savena Trust. Any shares not disposed of by the Savena Trust after a maximum of 32 days (or 40 days in certain cases) have elapsed from the end of the Company's option period will continue to be subject to the terms and conditions of the Stock Purchase Agreement.

            The Stock Purchase Agreement provides that without the prior written consent of the Company, neither the Savena Trust nor Mr. or Mrs. de Vitry, nor any trust for the benefit of either of them, or any affiliate will acquire, offer or propose to acquire or agree to acquire, directly or indirectly, by purchase or otherwise, any other shares of Common Stock of the Company, or direct or indirect rights or options to acquire (through purchase, exchange, conversion or otherwise) such stock, if immediately after any such acquisition, the Savena Trust would beneficially own, in the aggregate, shares of such Common Stock (subject to certain exceptions) representing more than 17.6% of the shares of Common stock of the Company then outstanding. The foregoing summary of portions of the Stock Purchase Agreement does not purport to be complete and is qualified by reference to the entire text of such agreement which is appended hereto as
        Exhibit 2.

            Pursuant to the terms of a separate stock purchase agreement between Philora Trust and the Company dated May 18, 1988 (the "Philora Stock Purchase Agreement"), the Philora Trust acquired 149,963 shares which are not registered under the 1933 Act and was granted certain rights to cause the Company to register such shares under the 1933 Act.

            The Philora Stock Purchase Agreement provides that the Company shall have an option for five business days after written notice from the Philora Trust to purchase all or a portion of the shares proposed to be sold by the Philora Trust. Any shares not disposed of by the Philora Trust after a maximum of 32 days (or 40 days in certain cases) have elapsed from the end of the Company's option period will continue to be subject to the terms and conditions of the Philora Stock Purchase Agreement.

            The Philora Stock Purchase Agreement provides that without the prior written consent of the Company, neither the Philora Trust nor Mr. or Mrs. de Vitry, nor any trust for the benefit of either of them, or any affiliate will acquire, offer or propose to acquire or agree to acquire, directly or indirectly, by purchase or otherwise, any other shares of Common Stock of the Company, or direct or indirect rights or options to acquire (through purchase, exchange, conversion or otherwise) such stock, if immediately after any such acquisition, the Philora Trust would beneficially own, in the aggregate, shares of such Common Stock (subject to certain exceptions) representing more than 8.3%

                               Page 15 of 32 Pages
        of the shares of Common Stock of the Company then outstanding. The foregoing summary of portions of the Philora Stock Purchase Agreement does not purport to be complete and is qualified by reference to the entire text of such agreement which is appended hereto as Exhibit 4.

            Pursuant to the terms of a separate letter agreement dated August 8, 1988, the terms of the Philora Stock Purchase Agreement were amended to provide that the Philora Trust and certain other parties would not beneficially own more than 17.6% of the shares of Common Stock of the Company then outstanding. The foregoing summary of a portion of the letter agreement does not purport to be complete and is qualified by reference to the entire text of such agreement which is appended hereto as Exhibit 3.

            Item 7.   Material to be Filed as
                      Exhibits to Amendment No. 1.

              *Exhibit 1.  Agreement regarding filing of a joint
                           Schedule 13D.

              *Exhibit 2.  Stock Purchase Agreement dated as of August 5,
                           1988 by and between Ionics, Incorporated and the Savena Trust.

              *Exhibit 3.  Letter Agreement dated August 8, 1988 by and
                           between Ionics, Incorporated and the Philora
                           Trust.

              *Exhibit 4.  Stock Purchase Agreement dated as of May 18,
                           1988 by and between Ionics, Incorporated and the Philora Trust.

              *Exhibit 5.  Letter Agreement and General Pledge Agreement
                           each dated August 10, 1988 by and between Bank Dreyfus & Sons and the Savena Trust (original in the German language with English translation provided).

              *Exhibit 6.  Power of attorney conferring certain authority on Alfred Bietenholz on behalf of Interfiducia Trust Reg., a trustee of Savena Trust
                           (original in the German language with English translation provided).

              *Exhibit 7.  Powers of attorney conferring certain
                           authority on Richard J. Testa, Gordon H.
                           Hayes, Jr., Caesar J. Belbel and Alfred
                           Bietenholz.

               Exhibit 8.  Agreement regarding filing of a joint Schedule
                           13D.

                               Page 16 of 32 Pages

               Exhibit 9. Power of attorney conferring certain authority on Alex Fischer on behalf of Interfiducia Trust Reg., a trustee of Savena and Philora Trusts.

               Exhibit 10. Powers of attorney conferring certain
                           authority on Richard J. Testa, Gordon H.
                           Hayes, Jr., Mitchell S. Bloom and Alex
                           Fischer.

        ______________________
        * Previously filed as a paper exhibit with the original 13D Statement and need not be refiled pursuant to Item 101(a)(2)(ii) of Regulation S-T.



































                               Page 17 of 32 Pages

                                   SIGNATURES


              After reasonable inquiry and to the best of our knowledge and belief, we certify that the information set forth in this Statement is true, complete and correct.


                                              The Savena Trust


        /s/Henriette de Vitry d'Avaucourt     By:/s/Alex Fischer
        Henriette de Vitry d'Avaucourt           Trustee


                                              The Philora Trust


        /s/Arnaud de Vitry d'Avaucourt        By:/s/Alex Fischer
        Arnaud de Vitry d'Avaucourt              Trustee


                                              The INTERFIDUCIA Trust Reg.
                                              (a Trustee of both the
                                              Savena Trust and the Philora
                                              Trust)

                                              By:/s/Alex Fischer
                                                 Alex Fischer
                                                 Attorney-in-Fact


                                              By:/s/Alfred Bietenholz
                                                 Alfred Bietenholz,
                                                 a Trustee of both the
                                                 Savena Trust and the
                                                 Philora Trust


                                              By:/s/Alex Fischer
                                                 Alex Fischer,
                                                 a Trustee of both the
                                                 Savena Trust and the
                                                 Philora Trust



        Dated: July 26, 1994

                                Page 18 of 32 Pages

                                                          Exhibit 8.
















































                                Page 19 of 32 Pages

                                     AGREEMENT

            Pursuant to Rule 13d-1(f) under the Securities Exchange Act of 1934, the undersigned hereby agree that only one statement containing the information required by Schedule 13D need be filed with respect to the current ownership of any of the undersigned of shares of Common Stock of Ionics, Incorporated or any purchase of additional stock or sales of such stock of the Company by any of the undersigned.

                                          The Savena Trust


        /s/Henriette de Vitry d'Avaucourt By:/s/Alex Fischer
        Henriette de Vitry d'Avaucourt       Trustee


                                          The Philora Trust


        /s/Arnaud de Vitry d'Avaucourt    By:/s/Alex Fischer
        Arnaud de Vitry d'Avaucourt          Trustee


                                          The INTERFIDUCIA Trust Reg.
                                          (a Trustee of both the
                                          Savena Trust and the Philora
                                          Trust)


                                          By:/s/Alex Fischer
                                             Attorney-In-Fact


                                             /s/Alfred Bietenholz
                                             Alfred Bietenholz,
                                             (a Trustee of both the
                                             Savena Trust and the
                                             Philora Trust)


                                             /s/Alex Fischer
                                             Alex Fischer,
                                             (a Trustee of both the
                                             Savena Trust and the
                                             Philora Trust)

        Dated: July 26, 1994

                               Page 20 of 32 Pages

                                                             Exhibit 9.















































                               Page 21 of 32 Pages

                                POWER OF ATTORNEY


            KNOW ALL MEN BY THESE PRESENTS, that the person whose signature appears below hereby constitutes and appoints Alex Fischer his true and lawful attorney-in-fact and agent, with full power of substitution and resubstitution, for him and in his name, place and stead, in any and all capacities (until revoked in writing) to sign any and all instruments, certificates, amendments and documents required to be executed on behalf of himself pursuant to Section 13(d) and Section 13(g) of the Securities Exchange Act of 1934, as amended (the "Exchange Act"), and any and all regulations promulgated thereunder, and to file the same, with all exhibits thereto, and any other documents in connection therewith, with the Securities and Exchange Commission, and with any other entity when and if such is mandated by the Exchange Act, granting unto said attorney-in-fact and agent full power and authority to do and perform each and every act and thing requisite and necessary fully to all intents and purposes as he might or could do in person thereby ratifying and confirming all that said attorney-in-fact and agent, or his substitute, may lawfully do or cause to be done by virtue hereof.

            IN WITNESS WHEREOF, this Power of Attorney has been signed as of the 26th day of July, 1994.


                                          The INTERFIDUCIA Trust Reg.
                                          (a Trustee of both the Savena
                                          Trust and the Philora Trust)

                                          By:/s/Alex Fischer
                                             Attorney-in-fact


















                               Page 22 of 32 Pages

                                                            Exhibit 10.















































                               Page 23 of 32 Pages

                                 POWER OF ATTORNEY


            KNOW ALL MEN BY THESE PRESENTS, that the person whose signature appears below hereby constitutes and appoints Richard J. Testa, Gordon H. Hayes, Jr., Mitchell S. Bloom and Alex Fischer his true and lawful attorneys-in-fact and agents, with full power of substitution and resubstitution, for him and in his name, place and stead, in any and all capacities (until revoked in writing) to sign any and all instruments, certificates, amendments and documents required to be executed on behalf of himself pursuant to Section 13(d) and Section 13(g) of the Securities Exchange Act of 1934, as amended (the "Exchange Act"), and any and all regulations promulgated thereunder, and to file the same, with all exhibits thereto, and any other documents in connection therewith, with the Securities and Exchange Commission, and with any other entity when and if such is mandated by the Exchange Act, granting unto said attorneys-in-fact and agents full power and authority to do and perform each and every act and thing requisite and necessary fully to all intents and purposes as he might or could do in person thereby ratifying and confirming all that said attorneys-in-fact and agents, or his substitute or substitutes, may lawfully do or cause to be done by virtue hereof.

            IN WITNESS WHEREOF, this Power of Attorney has been signed as of the 26th day of July, 1994.


                                           /s/Arnaud de Vitry d'Avaucourt
                                           Arnaud de Vitry d'Avaucourt




















                                Page 24 of 32 Pages

                                 POWER OF ATTORNEY


            KNOW ALL MEN BY THESE PRESENTS, that the person whose signature appears below hereby constitutes and appoints Richard J. Testa, Gordon H. Hayes, Jr., Mitchell S. Bloom and Alex Fischer his true and lawful attorneys-in-fact and agents, with full power of substitution and resubstitution, for him and in his name, place and stead, in any and all capacities (until revoked in writing) to sign any and all instruments, certificates, amendments and documents required to be executed on behalf of himself pursuant to Section 13(d) and Section 13(g) of the Securities Exchange Act of 1934, as amended (the "Exchange Act"), and any and all regulations promulgated thereunder, and to file the same, with all exhibits thereto, and any other documents in connection therewith, with the Securities and Exchange Commission, and with any other entity when and if such is mandated by the Exchange Act, granting unto said attorneys-in-fact and agents full power and authority to do and perform each and every act and thing requisite and necessary fully to all intents and purposes as he might or could do in person thereby ratifying and confirming all that said attorneys-in-fact and agents, or his substitute or substitutes, may lawfully do or cause to be done by virtue hereof.

            IN WITNESS WHEREOF, this Power of Attorney has been signed as of the 26th day of July, 1994.



                                        /s/Henriette de Vitry d'Avaucourt
                                        Henriette de Vitry d'Avaucourt


















                                Page 25 of 32 Pages

                                 POWER OF ATTORNEY


            KNOW ALL MEN BY THESE PRESENTS, that the person whose signature appears below hereby constitutes and appoints Richard J. Testa, Gordon H. Hayes, Jr., Mitchell S. Bloom and Alex Fischer his true and lawful attorneys-in-fact and agents, with full power of substitution and resubstitution, for him and in his name, place and stead, in any and all capacities (until revoked in writing) to sign any and all instruments, certificates, amendments and documents required to be executed on behalf of himself pursuant to Section 13(d) and Section 13(g) of the Securities Exchange Act of 1934, as amended (the "Exchange Act"), and any and all regulations promulgated thereunder, and to file the same, with all exhibits thereto, and any other documents in connection therewith, with the Securities and Exchange Commission, and with any other entity when and if such is mandated by the Exchange Act, granting unto said attorneys-in-fact and agents full power and authority to do and perform each and every act and thing requisite and necessary fully to all intents and purposes as he might or could do in person thereby ratifying and confirming all that said attorneys-in-fact and agents, or his substitute or substitutes, may lawfully do or cause to be done by virtue hereof.

            IN WITNESS WHEREOF, this Power of Attorney has been signed as of the 26th day of July, 1994.


                                        The Savena Trust


                                        By:/s/Alex Fischer
                                           Trustee

















                                Page 26 of 32 Pages

                                 POWER OF ATTORNEY


            KNOW ALL MEN BY THESE PRESENTS, that the person whose signature appears below hereby constitutes and appoints Richard J. Testa, Gordon H. Hayes, Jr., Mitchell S. Bloom and Alex Fischer his true and lawful attorneys-in-fact and agents, with full power of substitution and resubstitution, for him and in his name, place and stead, in any and all capacities (until revoked in writing) to sign any and all instruments, certificates, amendments and documents required to be executed on behalf of himself pursuant to Section 13(d) and Section 13(g) of the Securities Exchange Act of 1934, as amended (the "Exchange Act"), and any and all regulations promulgated thereunder, and to file the same, with all exhibits thereto, and any other documents in connection therewith, with the Securities and Exchange Commission, and with any other entity when and if such is mandated by the Exchange Act, granting unto said attorneys-in-fact and agents full power and authority to do and perform each and every act and thing requisite and necessary fully to all intents and purposes as he might or could do in person thereby ratifying and confirming all that said attorneys-in-fact and agents, or his substitute or substitutes, may lawfully do or cause to be done by virtue hereof.

            IN WITNESS WHEREOF, this Power of Attorney has been signed as of the 26th day of July, 1994.


                                        The Philora Trust


                                        By:/s/Alex Fischer
                                           Trustee

















                                Page 27 of 32 Pages

                                 POWER OF ATTORNEY


            KNOW ALL MEN BY THESE PRESENTS, that the person whose signature appears below hereby constitutes and appoints Richard J. Testa, Gordon H. Hayes, Jr., Mitchell S. Bloom and Alex Fischer his true and lawful attorneys-in-fact and agents, with full power of substitution and resubstitution, for him and in his name, place and stead, in any and all capacities (until revoked in writing) to sign any and all instruments, certificates, amendments and documents required to be executed on behalf of himself pursuant to Section 13(d) and Section 13(g) of the Securities Exchange Act of 1934, as amended (the "Exchange Act"), and any and all regulations promulgated thereunder, and to file the same, with all exhibits thereto, and any other documents in connection therewith, with the Securities and Exchange Commission, and with any other entity when and if such is mandated by the Exchange Act, granting unto said attorneys-in-fact and agents full power and authority to do and perform each and every act and thing requisite and necessary fully to all intents and purposes as he might or could do in person thereby ratifying and confirming all that said attorneys-in-fact and agents, or his substitute or substitutes, may lawfully do or cause to be done by virtue hereof.

            IN WITNESS WHEREOF, this Power of Attorney has been signed as of the 26th day of July, 1994.


                                       The Philora Trust


                                       By:/s/Alex Fischer
                                          Trustee



















                                Page 28 of 32 Pages

                                 POWER OF ATTORNEY


            KNOW ALL MEN BY THESE PRESENTS, that the person whose signature appears below hereby constitutes and appoints Richard J. Testa, Gordon H. Hayes, Jr. and Mitchell S. Bloom his true and lawful attorneys-in-fact and agents, with full power of substitution and resubstitution, for him and in his name, place and stead, in any and all capacities (until revoked in writing) to sign any and all instruments, certificates, amendments and documents required to be executed on behalf of himself pursuant to Section 13(d) and Section 13(g) of the Securities Exchange Act of 1934, as amended (the "Exchange Act"), and any and all regulations promulgated thereunder, and to file the same, with all exhibits thereto, and any other documents in connection therewith, with the Securities and Exchange Commission, and with any other entity when and if such is mandated by the Exchange Act, granting unto said attorneys-in-fact and agents full power and authority to do and perform each and every act and thing requisite and necessary fully to all intents and purposes as he might or could do in person thereby ratifying and confirming all that said attorneys-in-fact and agents, or his substitute or substitutes, may lawfully do or cause to be done by virtue hereof.

            IN WITNESS WHEREOF, this Power of Attorney has been signed as of the 26th day of July, 1994.


                                        The Savena Trust


                                        By:/s/Alex Fischer
                                           Trustee


















                                Page 29 of 32 Pages

                                 POWER OF ATTORNEY


            KNOW ALL MEN BY THESE PRESENTS, that the person whose signature appears below hereby constitutes and appoints Richard J. Testa, Gordon H. Hayes, Jr. and Mitchell S. Bloom his true and lawful attorneys-in-fact and agents, with full power of substitution and resubstitution, for him and in his name, place and stead, in any and all capacities (until revoked in writing) to sign any and all instruments, certificates, amendments and documents required to be executed on behalf of himself pursuant to Section 13(d) and Section 13(g) of the Securities Exchange Act of 1934, as amended (the "Exchange Act"), and any and all regulations promulgated thereunder, and to file the same, with all exhibits thereto, and any other documents in connection therewith, with the Securities and Exchange Commission, and with any other entity when and if such is mandated by the Exchange Act, granting unto said attorneys-in-fact and agents full power and authority to do and perform each and every act and thing requisite and necessary fully to all intents and purposes as he might or could do in person thereby ratifying and confirming all that said attorneys-in-fact and agents, or his substitute or substitutes, may lawfully do or cause to be done by virtue hereof.

            IN WITNESS WHEREOF, this Power of Attorney has been signed as of the 26th day of July, 1994.



                                        /s/Alfred Bietenholz_
                                        Alfred Bietenholz, a Trustee
                                        of both the Savena Trust
                                        and the Philora Trust


















                                Page 30 of 32 Pages

                                 POWER OF ATTORNEY


            KNOW ALL MEN BY THESE PRESENTS, that the person whose signature appears below hereby constitutes and appoints Richard J. Testa, Gordon H. Hayes, Jr., Mitchell S. Bloom and Alex Fischer his true and lawful attorneys-in-fact and agents, with full power of substitution and resubstitution, for him and in his name, place and stead, in any and all capacities (until revoked in writing) to sign any and all instruments, certificates, amendments and documents required to be executed on behalf of himself pursuant to Section 13(d) and Section 13(g) of the Securities Exchange Act of 1934, as amended (the "Exchange Act"), and any and all regulations promulgated thereunder, and to file the same, with all exhibits thereto, and any other documents in connection therewith, with the Securities and Exchange Commission, and with any other entity when and if such is mandated by the Exchange Act, granting unto said attorneys-in-fact and agents full power and authority to do and perform each and every act and thing requisite and necessary fully to all intents and purposes as he might or could do in person thereby ratifying and confirming all that said attorneys-in-fact and agents, or his substitute or substitutes, may lawfully do or cause to be done by virtue hereof.

            IN WITNESS WHEREOF, this Power of Attorney has been signed as of the 26th day of July, 1994.


                                        The INTERFIDUCIA Trust Reg.
                                        (a Trustee of both the Savena
                                        Trust and the Philora Trust)


                                        By:/s/Alex Fischer
                                           Attorney-in-fact















                                Page 31 of 32 Pages

                                 POWER OF ATTORNEY


            KNOW ALL MEN BY THESE PRESENTS, that the person whose signature appears below hereby constitutes and appoints Richard J. Testa, Gordon H. Hayes, Jr. and Mitchell S. Bloom his true and lawful attorneys-in-fact and agents, with full power of substitution and resubstitution, for him and in his name, place and stead, in any and all capacities (until revoked in writing) to sign any and all instruments, certificates, amendments and documents required to be executed on behalf of himself pursuant to Section 13(d) and Section 13(g) of the Securities Exchange Act of 1934, as amended (the "Exchange Act"), and any and all regulations promulgated thereunder, and to file the same, with all exhibits thereto, and any other documents in connection therewith, with the Securities and Exchange Commission, and with any other entity when and if such is mandated by the Exchange Act, granting unto said attorneys-in-fact and agents full power and authority to do and perform each and every act and thing requisite and necessary fully to all intents and purposes as he might or could do in person thereby ratifying and confirming all that said attorneys-in-fact and agents, or his substitute or substitutes, may lawfully do or cause to be done by virtue hereof.

            IN WITNESS WHEREOF, this Power of Attorney has been signed as of the 26th day of July, 1994.



                                        /s/Alex Fischer
                                        Alex Fischer, a Trustee
                                        of both the Savena Trust
                                        and the Philora Trust



















                                Page 32 of 32 Pages